

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170058

DIVISION OF
CORPORATION FINANCE

January 4, 2017

Eric Orsic
McDermott Will & Emery LLP
eorsic@mwe.com

Re: Huron Consulting Group Inc.
Incoming letter dated December 13, 2016

Dear Mr. Orsic:

This is in response to your letters dated December 13, 2016 and December 28, 2016 concerning the shareholder proposal submitted to Huron by Wayne E. Lipski. We also have received a letter from the proponent dated December 21, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Wayne E. Lipski
FISMA & OMB Memorandum M-07-16

January 4, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Huron Consulting Group Inc.
Incoming letter dated December 13, 2016

The first proposal recommends that "management immediately disengage PricewaterhouseCoopers as the company's independent registered public accounting firm, and replace them with another Big 4 Accounting Firm." The second proposal relates to the selection of the company's auditor.

There appears to be some basis for your view that Huron may exclude the first proposal under rule 14a-8(i)(9). In our view, the proposal directly conflicts with management's proposal because a reasonable shareholder could not logically vote in favor of both proposals. Accordingly, we will not recommend enforcement action to the Commission if Huron omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which Huron relies.

There appears to be some basis for your view that Huron may exclude the second proposal under rule 14a-8(e)(2) because Huron received it after the deadline for submitting proposals. We note in particular your representation that Huron did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Huron omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

McDermott
Will & Emery

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Eric Orsic
Attorney at Law
eorsic@mwe.com
+1 312 984 7617

December 28, 2016

VIA ELECTRONIC DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934, as amended -- Rule 14a-8;
Stockholder Proposal Submitted to Huron Consulting Group Inc.

Ladies and Gentlemen:

By letter dated December 13, 2016, this firm, on behalf of and as counsel for Huron Consulting Group Inc. (the "Company") sent a request to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that they not recommend to the Commission that enforcement action be taken should the Company exclude from its definitive proxy materials relating to its 2017 Annual Meeting of Shareholders (the "Proxy Materials") a shareholder proposal and supporting statement (collectively, the "First Proposal") submitted by Wayne E. Lipski ("Proponent").

On behalf of the Company, we are submitting this letter in response to Proponent's request, by letter dated December 21, 2016, that the Company (and the Staff) consider a revised shareholder proposal submitted by Proponent (the "Second Proposal").

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are writing on behalf of the Company to notify the Commission of the Company's intention to exclude the Second Proposal from the Proxy Materials. We further request confirmation that the Staff will not recommend to the Commission that enforcement action be taken as a result of such exclusion for the reason that Proponent failed to timely submit the Second Proposal as required by Rule 14a-8(e).

THE SECOND PROPOSAL

On December 21, 2016, the Company received via email a letter from Proponent that included the Second Proposal. The letter is attached as Appendix A. In the letter, Proponent addressed

the Company's grounds for excluding the First Proposal from the Proxy Materials and indicated his intent that the Second Proposal amend and replace the First Proposal.

ANALYSIS

There is no provision in Rule 14a-8 that allows a shareholder to revise his or her proposal once submitted to an issuer. A revised proposal that is received after the deadline for submission of shareholder proposals is to be treated as a second proposal. *See Staff Legal Bulletin 14F, D.2.* (October 18, 2011). As such, an issuer may submit a request for no action relief stating its intention to exclude the revised proposal on the grounds that it was not timely filed pursuant to Rule 14a-8(e). *See id.*

Specifically, Rule 14a-8(e)(2) states that in order for a shareholder proposal to be included in a company's proxy materials, the proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." As indicated in Staff Legal Bulletin 14, C.3. (July 13, 2001), the Staff applies the following formula when calculating the submission deadline:

- start with the release date disclosed in the previous year's proxy statement
- increase the year by one; and
- count back 120 calendar days.

A different submission deadline applies only in instances when "the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting . . ." Rule 14a-8(e)(1). Because the failure to timely submit a proposal cannot be remedied, a company need not provide to the proponent prior notice of such deficiency. (Rule 14a-8(f)(1)).

The Company held its 2016 Annual Meeting of Shareholders on May 6, 2016 and it plans to hold its 2017 Annual Meeting not more than 30 days from the anniversary date of the 2016 Annual Meeting of Shareholders. Thus, the above formula is applied.

The Company's definitive proxy materials for the 2016 Annual Meeting of Shareholders were filed with the Commission and released to shareholders of the Company on March 24, 2016. Counting back 120 days from the anniversary of this date results in a submission deadline of November 24, 2016.

The Second Proposal did not meet this deadline and Proponent acknowledges as much in his letter. The Company received the Second Proposal via email on December 21, 2016. The letter containing the Second Proposal is also dated December 21, 2016. This defect is incapable of being cured and thus the Company has not sent prior notice to Proponent of such deficiency.

The Staff has construed the Rule 14a-8 deadline strictly, permitting companies to exclude from proxy materials those proposals received at their principal executive offices after the deadline, even if only by a few days. *See, e.g., Verizon Communications, Inc.* (Jan. 7, 2011) (concurring with the exclusion of proposal received one day after the submission deadline); *US. Bancorp* (Jan. 4, 2011) (concurring with the exclusion of proposal received seven days after the submission deadline); *Wal-Mart Stores Inc.* (Mar 26, 2010) (concurring with the exclusion of proposal received one day after the submission deadline even though it was mailed before the deadline); *Johnson & Johnson* (Jan 13, 2010) (concurring with the exclusion of proposal received one day after the submission deadline); *Verizon Communications Inc.* (Jan 29, 2008) (concurring with the exclusion of proposal received at the company's principal executive office 20 days after the submission deadline).

The Second Proposal was received by the Company 26 days after the submission deadline. Pursuant to Rule 14a-8(f), the Company may exclude the Second Proposal from the Proxy Materials on the grounds that it was not timely submitted to the Company under Rule 14a-8(e).

CONCLUSION

Based on the foregoing analysis, the Company requests that the Staff concur that the Second Proposal may be excluded from the Proxy Materials in reliance on Rule 14a-8(e)(2).

Furthermore, we note that, in Proponent's letter accompanying the Second Proposal, Proponent concedes the Company may properly exclude the First Proposal from the Proxy Materials. Specifically, in response to the Company's assertion that it lacks the authority to implement the proposal and it therefore may exclude the proposal pursuant to Rules 14a-8(i)(6) and 14a-(8)(i)(2), Proponent states that "Huron Consulting Group, Inc. is correct". It is for this reason, among others, that Proponent has sought to cure the defects in the First Proposal by submitting the Second Proposal. As discussed above, Proponent does not have the ability to revise the proposal once it has been submitted to the Company. Therefore, by Proponent's own admission, the Company may properly exclude the First Proposal on the basis outlined in our letter of December 13, 2016.

The Company reserves the right to submit to the Staff additional bases upon which the First Proposal and the Second Proposal may be omitted. Should the Staff disagree with the conclusions set forth in this letter or the letter submitted December 13, 2016, the Company respectfully requests the opportunity to confer with representatives of the Staff prior to the determination of its final position.

Please do not hesitate to contact the undersigned, by telephone at (312) 984-7617 or by email at eorsic@mwe.com, if you require any additional information in support or clarification of the Company's position.

Sincerely,



Eric Orsic

APPENDIX A

WAYNE E. LIPSKI, C.P.A., C.G.M.A.

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 21, 2016

Via email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities and Exchange Act of 1934, as amended – Rule 14a-8; Stockholder Proposal Submitted to Huron Consulting Group, Inc.

Ladies and Gentlemen:

My name is Wayne E. Lipski. I am the stockholder that submitted the above referenced Stockholder Proposal to Huron Consulting Group, Inc. ("the Company"). In addition to being a Huron Consulting Group, Inc. continuous stockholder for over 12 years (owning well over the minimum required value for a Stockholder Proposal), I am also a former Chief Accounting Officer, Corporate Controller and Assistant Treasurer of Huron Consulting Group, Inc. I was also a Huron Consulting Group, Inc. Corporate Officer for almost 6 years from 2003 through 2009. Attached is a copy of the Huron Consulting Group, Inc.'s Letter to the Office of Chief Counsel of the U.S. Securities and Exchange Commission's Division of Corporate Finance dated December 13, 2016 related to my Stockholder Proposal.

I would like to briefly address the three Grounds for Exclusion that Huron Consulting Group, Inc. lists in their Letter to the Division of Corporate Finance.

A. Rule 14a-8(i)(7), on the grounds that the proposal deals with a matter relating to the Company's ordinary business operations.

   My intent is not to have the shareholders get involved in the detail in-house day-to-day operations of hiring employees or selecting suppliers of operational services of Huron Consulting Group, Inc. Since the Company continues to do acquisitions, my goal is to protect the shareholders at a top level from PricewaterhouseCoopers LLP's prior poor quality of service that was demonstrated in prior Huron Consulting Group, Inc. acquisitions. I believe that this prior poor quality of service indirectly contributed to some of Huron Consulting Group, Inc.'s accounting restatement of 2009 and related significant stock price decline, which was a significant cost to the Huron Consulting Group, Inc. shareholders. In this particular situation with PricewaterhouseCoopers, the accounting firm decision matter is not just a normal ordinary business operation matter, but one that has demonstrated in the past can have a significant high-level impact to the shareholders. Given the Company's on-going acquisition plans, the potential risk situation will continue on a go-forward basis. However, to avoid the appearance of micro-managing the company, I am changing my Resolution to be more of a suggestion to the Audit Committee than an action plan to the Company. See C. below. Therefore, I request that the Staff of the Division of Corporation Finance consider the specific significant points unique to the Huron Consulting Group, Inc. situation, and determine that the selection of the Company's auditors is not just a matter relating to the Company's ordinary business daily operations, and allow my Revised Shareholder Proposal Resolve below to be included in the Company's next Proxy Statement.

B. Rule 14a-8(i)(9), on the grounds that the proposal conflicts with a proposal submitted by the Company to the shareholders at the same meeting

   See C below. I will revise the Resolve portion of my Stockholder Proposal that should eliminate the conflict. The Huron Consulting Group, Inc. shareholders can still vote in favor of ratifying PricewaterhouseCoopers for the 2017 Proxy Statement year ("management's proposal"), and also vote for my Revised Stockholder Proposal to have the Audit Committee consider the facts stated in my Stockholder Proposal for the following year of 2018. If it is still determined by the Division of Corporation Finance that my Revised Stockholder Proposal does conflict with the Company's management proposal seeking shareholder ratification of the Company's current independent auditor, PricewaterhouseCoopers LLP, I can structure my proposed action differently. I can alternatively submit a dissenting view to their management proposal to be published in the Company's next Proxy Statement. I know that the Staff does not rule on the merits of the Stockholder Proposals. However, if the Division of Corporation Finance rules that my Revised Stockholder Proposal still causes a conflict with the Company's management proposal, I request that the Staff instruct Huron Consulting Group, Inc. to allow me to publish an opposing view to the Company's current management proposal in their 2017 Proxy Statement.

C. Rule 14a-8(i)(6) and 14a-8(i)(2), on the grounds that the Company lacks the power or authority to implement the Proposal and thus, the implementation of the Proposal would cause the Company to violate federal securities law and state corporate law.

   Huron Consulting Group, Inc. is correct. I worded my Stockholder Proposal Resolve incorrectly. I will re-worded the Resolve as follows:

   "RESOLVED, the shareholders of Huron Consulting Group, Inc. recommend that the Company's Audit Committee, utilizing their expertise and judgement, consider (or re-consider) these quality-related statements related to PricewaterhouseCoopers past performance on prior Huron Consulting Group's acquisitions when the Audit Committee considers the 2018 selection/ratification of the Company's independent registered public accounting firm."

   I know that subsequent changes in the wording of a Stockholder Proposal at this point can be a reason for not including the Stockholder Proposal in the Company's next Proxy Statement, but the above Stockholder Proposal resolution wording change is still over 80 days before the distribution of the Huron Consulting Group, Inc.'s 2017 Proxy Statement, and is consistent with and addresses the wording issues raised by Huron Consulting Group, Inc. and their attorney. Therefore, I request that the Staff recommend my Revised Stockholder Proposal with the above revised resolve wording change be included in Huron Consulting Group's next annual Proxy Statement.

If the Staff needs any additional information, please let me know. I respectfully request that the Staff consider the additional above information because I am a concerned long-term shareholder of twelve years and want to assure that the Audit Committee of Huron Consulting group, Inc. is aware of certain Company-related and auditor-related facts and considers those prior facts in regards to the Company's annual independent registered public accounting firm selection process.

Sincerely,



Wayne E. Lipski, CPA, CGMA
Former Huron Consulting Group, Inc. Chief Accounting Officer, Corporate Controller, Assistant Treasurer, and Company Corporate Officer for 6 Years

Attachment

Cc: Eric Orsic, McDermott Will and Emery (via email: eorsic@mwe.com)
Diane Ratekin, Huron Consulting Group, Inc. (via email: dratekin@huronconsultinggroup.com)

WAYNE E. LIPSKI, C.P.A., C.G.M.A.

FISMA & OMB Memorandum M-07-16

December 21, 2016

Via email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities and Exchange Act of 1934, as amended – Rule 14a-8; Stockholder Proposal Submitted to Huron Consulting Group, Inc.

Ladies and Gentlemen:

My name is Wayne E. Lipski. I am the stockholder that submitted the above referenced Stockholder Proposal to Huron Consulting Group, Inc. ("the Company"). In addition to being a Huron Consulting Group, Inc. continuous stockholder for over 12 years (owning well over the minimum required value for a Stockholder Proposal), I am also a former Chief Accounting Officer, Corporate Controller and Assistant Treasurer of Huron Consulting Group, Inc. I was also a Huron Consulting Group, Inc. Corporate Officer for almost 6 years from 2003 through 2009. Attached is a copy of the Huron Consulting Group, Inc.'s Letter to the Office of Chief Counsel of the U.S. Securities and Exchange Commission's Division of Corporate Finance dated December 13, 2016 related to my Stockholder Proposal.

I would like to briefly address the three Grounds for Exclusion that Huron Consulting Group, Inc. lists in their Letter to the Division of Corporate Finance.

A. Rule 14a-8(i)(7), on the grounds that the proposal deals with a matter relating to the Company's ordinary business operations.

   My intent is not to have the shareholders get involved in the detail in-house day-to-day operations of hiring employees or selecting suppliers of operational services of Huron Consulting Group, Inc. Since the Company continues to do acquisitions, my goal is to protect the shareholders at a top level from PricewaterhouseCoopers LLP's prior poor quality of service that was demonstrated in prior Huron Consulting Group, Inc. acquisitions. I believe that this prior poor quality of service indirectly contributed to some of Huron Consulting Group, Inc.'s accounting restatement of 2009 and related significant stock price decline, which was a significant cost to the Huron Consulting Group, Inc. shareholders. In this particular situation with PricewaterhouseCoopers, the accounting firm decision matter is not just a normal ordinary business operation matter, but one that has demonstrated in the past can have a significant high-level impact to the shareholders. Given the Company's on-going acquisition plans, the potential risk situation will continue on a go-forward basis. However, to avoid the appearance of micro-managing the company, I am changing my Resolution to be more of a suggestion to the Audit Committee than an action plan to the Company. See C. below. Therefore, I request that the Staff of the Division of Corporation Finance consider the specific significant points unique to the Huron Consulting Group, Inc. situation, and determine that the selection of the Company's auditors is not just a matter relating to the Company's ordinary business daily operations, and allow my Revised Shareholder Proposal Resolve below to be included in the Company's next Proxy Statement.

B. Rule 14a-8(i)(9), on the grounds that the proposal conflicts with a proposal submitted by the Company to the shareholders at the same meeting

See C below. I will revise the Resolve portion of my Stockholder Proposal that should eliminate the conflict. The Huron Consulting Group, Inc. shareholders can still vote in favor of ratifying PricewaterhouseCoopers for the 2017 Proxy Statement year ("management's proposal"), and also vote for my Revised Stockholder Proposal to have the Audit Committee consider the facts stated in my Stockholder Proposal for the following year of 2018. If it is still determined by the Division of Corporation Finance that my Revised Stockholder Proposal does conflict with the Company's management proposal seeking shareholder ratification of the Company's current independent auditor, PricewaterhouseCoopers LLP, I can structure my proposed action differently. I can alternatively submit a dissenting view to their management proposal to be published in the Company's next Proxy Statement. I know that the Staff does not rule on the merits of the Stockholder Proposals. However, if the Division of Corporation Finance rules that my Revised Stockholder Proposal still causes a conflict with the Company's management proposal, I request that the Staff instruct Huron Consulting Group, Inc. to allow me to publish an opposing view to the Company's current management proposal in their 2017 Proxy Statement.

C. Rule 14a-8(i)(6) and 14a-8(i)(2), on the grounds that the Company lacks the power or authority to implement the Proposal and thus, the implementation of the Proposal would cause the Company to violate federal securities law and state corporate law.

Huron Consulting Group, Inc. is correct. I worded my Stockholder Proposal Resolve incorrectly. I will re-worded the Resolve as follows:

"RESOLVED, the shareholders of Huron Consulting Group, Inc. recommend that the Company's Audit Committee, utilizing their expertise and judgement, consider (or re-consider) these quality-related statements related to PricewaterhouseCoopers past performance on prior Huron Consulting Group's acquisitions when the Audit Committee considers the 2018 selection/ratification of the Company's independent registered public accounting firm."

I know that subsequent changes in the wording of a Stockholder Proposal at this point can be a reason for not including the Stockholder Proposal in the Company's next Proxy Statement, but the above Stockholder Proposal resolution wording change is still over 80 days before the distribution of the Huron Consulting Group, Inc.'s 2017 Proxy Statement, and is consistent with and addresses the wording issues raised by Huron Consulting Group, Inc. and their attorney. Therefore, I request that the Staff recommend my Revised Stockholder Proposal with the above revised resolve wording change be included in Huron Consulting Group's next annual Proxy Statement.

If the Staff needs any additional information, please let me know. I respectfully request that the Staff consider the additional above information because I am a concerned long-term shareholder of twelve years and want to assure that the Audit Committee of Huron Consulting group, Inc. is aware of certain Company-related and auditor-related facts and considers those prior facts in regards to the Company's annual independent registered public accounting firm selection process.

Sincerely,

Wayne E. Lipski

Wayne E. Lipski, CPA, CGMA
Former Huron Consulting Group, Inc. Chief Accounting Officer, Corporate Controller, Assistant Treasurer, and Company Corporate Officer for 6 Years

Attachment

Cc: Eric Orsic, McDermott Will and Emery (via email: eorsic@mwe.com)
Diane Ratekin, Huron Consulting Group, Inc. (via email: dratekin@huronconsultinggroup.com)

McDermott
Will & Emery

Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami
Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

Eric Orsic
Attorney at Law
eorsic@mwe.com
+1 312 984 7617

December 13, 2016

VIA ELECTRONIC DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934, as amended -- Rule 14a-8;
Stockholder Proposal Submitted to Huron Consulting Group Inc.

Ladies and Gentlemen:

This firm serves as counsel for Huron Consulting Group Inc. (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of the Company to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its definitive proxy materials (the "Proxy Materials") relating to its 2017 annual meeting of shareholders a shareholder proposal and supporting statement (collectively, the "Proposal") submitted to the Company by Wayne E. Lipski ("Proponent"). We also request confirmation that the Staff of the Division of Corporate Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from the Proxy Materials for the reasons discussed below.

This letter and its attachments are being submitted via electronic mail in accordance with Staff Legal Bulletin 14D (Nov 7, 2008). In accordance with Rule 14a-8(j), we are simultaneously providing Proponent with a copy of this letter and notifying Proponent of the Company's intention to exclude the Proposal from the Proxy Materials. Further, this letter has been submitted to the Commission not less than eighty (80) days before the Company intends to file the Proxy Materials. Rule 14a-8(k) requires proponents to send companies a copy of any correspondence that they submit to the Commission or the Staff. Accordingly, we request that if Proponent elects to submit correspondence to the Commission or the Staff with respect to the Proposal, that Proponent should concurrently furnish a copy of that correspondence to the Company with copy to my attention at McDermott Will & Emery, 227 West Monroe Street, Chicago, Illinois, 60606, via facsimile to 312-984-7700 or to the email address above.

THE PROPOSAL

The text of the resolution contained in the Proposal is copied below:

> **RESOLVED**, the shareholders of Huron Consulting Group, Inc. recommend that management immediately disengage PricewaterhouseCoopers as the Company's independent registered public accounting firm, and replace them with another Big 4 Accounting Firm. The shareholders recommend that the Company consider KPMG to replace PricewaterhouseCoopers due to KPMG's experience in auditing other large publicly traded consulting firms.

A copy of the Proposal is attached hereto as Appendix A.

GROUNDS FOR EXCLUSION

As discussed more fully below, the Company respectfully requests that the Staff concur in the Company's view that the Proposal may be excluded from the Proxy Materials in reliance on the following:

A. Rule 14a-8(i)(7), on the grounds that the Proposal deals with a matter relating to the Company's ordinary business operations;

B. Rule 14a-8(i)(9), on the grounds that the Proposal conflicts with a proposal submitted by the Company to the shareholders at the same meeting; and

C. Rule 14a-8(i)(6) and 14a-8(i)(2), on the grounds that the Company lacks the power or authority to implement the Proposal and thus, implementation of the Proposal would cause the Company to violate federal securities law and state corporate law.

BACKGROUND

The Proposal was submitted by Proponent with a letter, dated November 15, 2016 (the "Proposal Letter"). The Proposal and Proposal Letter were received by the Company's Corporate Secretary on November 16, 2016. The Proposal Letter states that Proponent has been "a continuous Huron Consulting Group, Inc. shareholder for over 12 years." The Proposal Letter also states that Proponent has owned "a minimum of 2,694 Huron Consulting Group, Inc. shares for at least 8 years," and "will continue to hold the minimum required share value through the date of the 2017 Shareholders Meeting." The Proposal Letter is attached hereto as Appendix B.

After confirming with its transfer agent, the Company determined that Proponent was not a record holder of the Company's common stock. Further, the Proposal Letter did not provide adequate proof that Proponent is the beneficial owner of a requisite amount of the Company's common stock and that he has continuously held a requisite amount of such stock for the duration of the requisite period as set forth under Rule 14a-8(b)(1).

By letter dated and sent on November 23, 2016 (the "Deficiency Letter"), this firm on behalf of the Company notified Proponent that its submission was deficient for failure to provide proof of beneficial ownership as required by Rule 14a-8(b). The Deficiency Letter further stated that Rule 14a-8(f) provided Proponent an opportunity to cure the deficiency by submitting proof of requisite share ownership within 14 calendar days from the date of its receipt of notice of such deficiency. The Deficiency Letter specified the methods by which a proponent who is not the record holder of its shares may demonstrate its ownership of a company's securities for purposes of providing proof of eligibility. The Deficiency Letter included copies of Rule 14a-8 and Staff Legal Bulletin No. 14F (CF). A copy of the Deficiency Letter is attached hereto as Appendix C.

On December 1, 2016, the Company received a second letter from Proponent, dated December 1, 2016 (the "Response Letter"). The Response Letter included a written statement from UBS Financial Services, Inc., a DTC participant, verifying that Proponent continuously held for over one year 2,694 shares of Company's common stock, with continuous minimum total value of greater than $2,000 during that time. The Response Letter also included a UBS Investment Account statement. The Response Letter is attached hereto as Appendix D.

After reviewing the Response Letter, we do not seek to exclude the Proposal pursuant to Rule 14a-8(f)(1) by challenging Proponent's proof of eligibility for submitting a shareholder proposal. Rather, we believe that the Proposal is not substantively proper under Rule 14a-8 and challenge its inclusion in the Proxy Materials on the following grounds.

A. The Proposal is properly excluded under Rule 14a-8(i)(7) on the grounds that the Proposal deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission has stated that "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." SEC Release No. 34-40018 (May 21, 1998).

The Commission has stated that there are two central considerations underlying the policy behind the Rule 14a-8(i)(7) exclusion. The first is whether the subject matter of the proposal touches upon tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* As an illustration of improper subject matter that would be excludable if presented as a shareholder proposal, the Commission cited to "the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." *Id.* In the alternative, the Commission stated that proposals which transcend day-to day management, such as those that focus on "sufficiently significant

social policy issues" generally would be appropriate for shareholder vote and not be considered excludable under Rule 14a-8(i)(7).

The second central consideration cited in SEC Release No. 34-40018 is whether a shareholder proposal seeks to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The Commission stated that this consideration would apply in the instance that the proposal imposes "specific time-frames or methods" on areas of management involving "intricate detail" or "complex policies."

It is well established that the selection and engagement of a company's independent auditors falls within the subject matter relating to a company's ordinary business operations. S*ee Rite-Aid Corp.* (Mar. 31, 2006) (citing Rule 14a-8(i)(7) in the Staff's concurrence with the exclusion of a proposal requesting that the appointment of the independent auditor be presented at annual meetings for shareholder ratification or rejection); *The Charles Schwab Corporation* (Feb. 23, 2005) (same); *Xcel Energy Inc.* (Feb. 23, 2005) (same); *Xcel Energy Inc.* (Jan. 28, 2004) (same); *see also Dell Inc.* (May 3, 2012) (citing Rule 14a-8(i)(7) in the Staff's concurrence with the exclusion of a proposal requesting that the audit committee prepare and disclose to shareholders a report concerning the selection of independent auditors); *CA, Inc.* (May 3, 2012) (same); *Computer Sciences Corporation* (May 3, 2012) (same); *McKesson Corporation* (May 3, 2012) (same); *Xilinx, Inc.* (May 3, 2012) (same). In each case, the Staff noted that the "method of selecting independent auditors" touched upon the company's "ordinary business operations" and thus it is not appropriate subject matter for a shareholder proposal.

The Staff has also repeatedly stated that proposals prescribing other methodologies for "the selection of independent auditors or, more generally, management of the independent auditor's engagement" are excludable under Rule 14a-8(i)(7). *See Intel Corporation* (Jan 21, 2016). In a long series of precedent, the Staff has concurred in the exclusion of shareholder proposals that seek to require the rotation of or to limit the term of engagement of a company's independent auditor because such proposals relate to the companies' ordinary business operations. *See e.g.*, *id.* (concurring with the exclusion of a proposal requesting that the board of directors require the audit committee to request proposals for the engagement of auditors no less than once every 8 years pursuant to Rule 14a-8(i)(7)); *3M Co.* (Jan 19, 2016) (same); *Baxter International Inc.* (Jan 19, 2016) (same); *Colgate-Palmolive Company* (Jan 19, 2016) (same); *Praxair, Inc.* (Jan 19, 2016) (same); *United Technologies Corporation* (Jan 19, 2016) (same); *Norfolk Southern Corporation* (Jan 15, 2016) (same); *see also, e.g. The Dow Chemical Company* (Jan 4, 2012) (concurring with the exclusion of a proposal requesting establishment of audit firm rotation policy); *Prudential Financial, Inc.* (Jan. 4, 2012) (same); *Alcoa Inc.* (Dec. 23 2011) (same); *U.S. Bancorp* (Dec. 16, 2011) (same); *Hewlett-Packard Company* (Nov. 18, 2011) (same).

Further, the rules of the Commission and the NASDAQ Stock Market Rules related to the qualification and listing of companies ("NASDAQ Listing Rules") recognize that the selection, retention and ongoing management of an issuer's independent auditor is an area of governance

requiring a heightened level of expertise. Section 10A(m)(2) of the Exchange Act, and Rule 10A-3(b)(2) promulgated thereunder, assigns to the audit committee the sole responsibility for "the appointment, compensation, and oversight" of any engagement of a registered public accounting firm by an issuer. Further, Section 407 of the Sarbanes-Oxley Act mandates, and Item 407 of Regulation S-K implements, the disclosure of whether an issuer's audit committee includes an individual possessing the requisite knowledge and skill to be defined as an "audit committee financial expert." *See* Regulation S-K Item 407(d)(5). Item 407's definition of an "audit committee financial expert" is extensive and requires that an individual has "experience preparing, auditing, analyzing or evaluating financial statements" and possesses an "understanding of internal control over financial reporting." NASDAQ Listing Rule 5605(c)(2)(A) also contains a requirement that all members of the audit committee meet a heightened standard of financial literacy. Both the Commission and NASDAQ recognize that it is in the best interests of the Company and its shareholders that decisions regarding the engagement and management of auditors are made by individuals with these attributes.

It is unquestionable that the Proposal concerns the audit committee's engagement and management of the Company's independent auditor, and therefore relates to the ordinary business matters of the Company. As the Staff has opined time and again, decisions regarding such business matters lie within the scope of the board's authority and are excludable when proposed by a shareholder. Not only is the subject matter of the Proposal improper for shareholder action, but the degree to which the Proposal seeks to micro-manage the decisions of the Company's audit committee goes far beyond the precedent described herein. The Proposal does not set out a high-level policy for company practices; the Proposal seeks to force the board's hand by calling for immediate disengagement with the Company's current independent auditor and engagement with an alternative. Few shareholder proposals could more clearly exemplify micro-management than a proposal that seeks to appropriate for shareholders the audit committee's most fundamental duty. For these reasons, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7).

B. The Proposal is properly excluded under Rule 14a-8(i)(9) on the grounds that the Proposal conflicts with a proposal submitted by the Company to the shareholders at the same meeting.

Pursuant to Rule 14a-8(i)(9), the Staff has consistently held that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive result. This view was recently reaffirmed in Staff Legal Bulletin 14H (Oct 22, 2015) in which the Staff articulated that the fundamental question underlying the application of Rule 14a-8(i)(9) is "whether there is a direct conflict between the management and shareholder proposals" such that "a reasonable shareholder could not logically vote in favor of both proposals, i.e., a vote for one proposal is tantamount to a vote against the other proposal." Staff Legal Bulletin 14H goes on to provide as examples: (1) "where a company seeks shareholder approval of a merger, and a shareholder proposal asks shareholders to vote against the merger";

and (2) "a shareholder proposal that asks for the separation of the company's chairman and CEO" and "a management proposal seeking approval of a bylaw provision requiring the CEO to be the chair at all times."

Staff Legal Bulletin 14H confirms that such proposals are excludable under Rule 14a-8(i)(9) because they attempt to "circumvent the proxy rules governing solicitations" which require "additional procedural and disclosure requirements that are not required by Rule 14a-8." Allowing such proposals to go forward would provide a backdoor for proponents to use Rule 14a-8 as a "means to conduct a solicitation in opposition without complying with [the Commission's proxy rules]."

The Company intends to include a management proposal in the Proxy Materials seeking shareholder ratification of the Company's current independent auditor, PricewaterhouseCoopers LLP. The Proposal, which calls on management to "immediately disengage" PricewaterhouseCoopers LLP as the Company's current independent auditor, is in direct conflict with management's proposal for ratification. A shareholder could not logically vote in favor of the ratification of PricewaterhouseCoopers LLP as the Company's independent auditor and in favor of the Proposal to immediately disengage PricewaterhouseCoopers LLP as the Company's independent auditor. An affirmative vote on both the Company's proposal and the Proposal would lead to an inconsistent and ambiguous mandate from the Company's shareholders. Accordingly, the Proposal may be omitted from the Proxy Materials in reliance on Rule 14a-8(i)(9).

C. The Proposal is properly excluded under Rule 14a-8(i)(6) and 14a-8(i)(2) on the grounds that the Company lacks the power or authority to implement the Proposal and thus, implementation of the Proposal would cause the Company to violate federal securities law and state corporate law.

Pursuant to Rule 14a-8(i)(6), a shareholder proposal may be excluded from a company's proxy materials if the company would lack the power or authority to implement the proposal. Further, a company may exclude a shareholder proposal from a company's proxy materials under Rule 14a-8(i)(2) if the proposal would cause the company to violate applicable law if such proposal were implemented.

The Proposal cannot be implemented because the Company lacks the authority to do so. The Company is subject to the requirements of Section 10A(m) of the Exchange Act, Rule 10A-3 promulgated under the Exchange Act and the NASDAQ Listing Rules, which both impose, and prohibit the abdication of, the audit committee's authority and responsibility for overseeing the Company's independent auditors.

Section 10A(m)(2) of the Exchange Act, which is repeated (with minor revisions) in Rule 10A-3(b)(2) promulgated under the Exchange Act, provides the following mandate:

> The audit committee of each listed issuer, in its capacity as a committee of the board of directors, ***shall*** ***be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm engaged by that issuer*** (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and ***each such registered public accounting firm*** ***shall*** ***report directly to the audit committee***. (emphasis added)

The Company lacks the power or authority to implement the Proposal. Pursuant to the Exchange Act, the direct responsibility for appointing and overseeing the Company's independent auditors is vested in the Company's audit committee. As a result, neither shareholders nor the board of directors have the power or legal authority to require the audit committee to take any specific action, or adopt any specific policy, regarding its engagement of the auditor. Further, if the Proposal was implemented, the Company would be in violation of Rule 10A-3(b)(2). As such, the Proposal may be excluded from the Proxy Materials pursuant to and Rule 14a-8(i)(6) and Rule 14a-8(i)(2) under the requirements imposed on the Company by federal securities laws.

The Staff has also concurred with the exclusion of proposals that would require a company's directors to violate state law. *See, e.g., Vail Resorts, Inc.* (Sept. 16, 2011) (citing Rule 14a-8(i)(2) in the Staff's concurrence with the exclusion of a proposal requesting that the board take actions to prioritize distributions above other financial decisions); *Citigroup Inc.* (Feb. 22, 2012) (same); *Monsanto Co.* (Nov. 7, 2008) (same); *GenCorp Inc.* (Dec. 20, 2004) (same).

The Company is incorporated in Delaware and thus is subject to Delaware's laws governing the "internal affairs" of corporations. Under Section 141 of the Delaware General Corporation Law, unless the company charter states otherwise, the management of the duty and authority of managing the "business and affairs" of a corporation is bestowed on the board of directors.

As required by NASDAQ Listing Rule 5605(c)(3), the charter of the Company's audit committee specifies that the audit committee wields oversight responsibilities with respect to, among other things, the Company's retention of its independent auditor. Specifically, the charter states that the Audit Committee is "directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, and each such registered public accounting firm must report directly to the Committee."

The Proposal's underlying conflict with the Company's governing documents, and thus Delaware law, renders the Company lacking in the power and authority necessary to implement the Proposal. The Proposal is not a proper subject for shareholder action under Delaware law, and implementation of the Proposal would cause the Company to violate Delaware law.

Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(6) and Rule 14a-8(i)(2) since imposing limitations on the audit committee's discretion and responsibilities would be in violation of federal and state law.

CONCLUSION

For the foregoing reasons, the Company respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Company's Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with representatives of the Staff prior to the determination of its final position. Furthermore, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with the Company's conclusion that the Proposal can be omitted based on the justifications provided herein. Please do not hesitate to contact the undersigned, by telephone at (312) 984-7617 or by email at eorsic@mwe.com, if you require any additional information in support or clarification of the Company's position.

Sincerely,



Eric Orsic

APPENDIX A

PROPOSAL

Huron Consulting Group, Inc.

Shareholder Proposal/Resolution

For Next Proxy Statement Issued in 2017

Submission Date: November 15, 2016

Proposal Name: Removal of PricewaterhouseCoopers (PwC) as independent registered public accounting firm of Huron Consulting Group, Inc. (Huron) due to the audit firm's poor past performance in regards to the Company's acquisitions.

Resolution:

WHEREAS, prior to 2009, the shareholders believe that PricewaterhouseCoopers did not properly provide accounting and internal control acquisition guidance in regards to the various firms acquired by Huron, even after consulting with their National Office,

WHEREAS, specific acquisition accounting and internal control guidance discussions were specifically requested of PWC at the end of 2007, one and one-half years before the July 2009 acquisition-related restatement occurred; their earlier conclusions and guidance were later found to be inadequate,

WHEREAS, PWC also audited one of the acquisitions, Callaway Partners LLC, for inclusion in the October 12, 2007 Form 8-K/A filing, including the ending bonus payouts, and did not discover/disclose to management that the bonus payouts were contingent upon continuing post-acquisition employment by Huron (i.e., PwC did not properly audit the newly acquired company),

WHEREAS, PricewaterhouseCoopers during the calculation of the 2009 accounting restatement amount stated that they were not concerned about Huron looking into certain acquisitions because the additional work would not generate additional contingent compensation; however, the Huron Chief Accounting Officer ignored PwC's advice and found additional contingent compensation that needed to be included in the accounting restatement related to the 2005 Speltz and Weiss LLC acquisition, again highlighting PwC's lack of expertise in this area, and

WHEREAS, PwC did not properly disclose the above situations/shortfalls during the Securities and Exchange Commission's 2009-2012 accounting restatement investigation.

RESOLVED, the shareholders of Huron Consulting Group, Inc. recommend that management immediately disengage PricewaterhouseCoopers as the Company's independent registered public accounting firm, and replace them with another Big 4 Accounting Firm. The shareholders recommend

that the Company consider KPMG to replace PricewaterhouseCoopers due to KPMG's experience in auditing other large publicly traded consulting firms.

Supporting Statement:

To make sure it had the proper internal controls in place, Huron management initiated extensive or point discussions toward the end of 2007 with PwC about the possible accounting and internal cont impacts of acquisition owners potentially using post-acquisition earnout payments 1) to move post- acquisition money amongst themselves, including payments contingent upon future employment a Huron, and 2) to make post-acquisition payments to Huron employees who were not previously pre acquisition owners, partners or junior partners. Management also requested that the PwC audit te discuss these potential accounting issues with their National Office. PwC's only concern in 2007 wa related to point #2. PwC then drafted the 2007 management representation wording point which documents this conclusion. However in 2009, post-acquisition money potentially moving among th pre-acquisition owners contingent upon Huron continued employment ended up being the largest amount (75%) of the total 2009 accounting restatement issue. PwC failed to properly provide accounting and internal control guidance one and one-half years before the 2009 accounting restatement issue was discovered by the Huron Chief Accounting Officer and brought to the attenti the Huron Board.

APPENDIX B

PROPOSAL LETTER

WAYNE E. LIPSKI, C.P.A., C.G.M.A.

*** FISMA & OMB Memorandum M-07-16 ***

November 15, 2016

Attn: Diane Ratekin, Corporate Secretary and General Counsel
Huron Consulting Group, Inc.
550 W. Van Buren
Chicago, IL 60607

Subject: Shareholder Resolution for Next Proxy Statement

Dear Ms. Ratekin:

Attached is a Shareholder Resolution that I request Huron Consulting Group, Inc. to include in the Company's next Form DEF 14A 2017 Proxy Filing. The Shareholder Resolution is for the removal of PricewaterhouseCoopers (PwC) as the independent registered public accounting firm of Huron Consulting Group, Inc. due to the audit firm's poor past performance in regards to the Company's acquisitions.

I am a continuous Huron Consulting Group, Inc. shareholder for over 12 years since the Company went public in October 2004. My current ownership is 2,694 Huron Consulting Group, Inc. shares (more than the $2,000 minimum value to bring a Shareholder Resolution), and I have owned a minimum of 2,694 Huron Consulting Group, Inc. shares for at least 8 years, so I qualify under Rule 14a-8 to bring this Shareholder Resolution and have it included in the company's next Proxy Filing. I will continue to hold the minimum required share value through the date of the 2017 Shareholders Meeting. I will present the Shareholder Resolution at the Annual 2017 Shareholder Meeting.

If Huron Consulting Group's response is that my proposed resolution is already included in Huron Consulting Group's Annual Proxy because there is already an annual vote included on the ratification of PwC as the Company's independent registered public accounting firm, I would disagree because my resolution goes one step further by specifically naming a replacement firm, KPMG, for the shareholders to vote on.

Huron Consulting Group, Inc. may also try to invoke one of the 13 criteria described in Rule 14a-8 to exclude this resolution; however, I request that in your response to the SEC, that the company explains the following: Why the Company decided to excluded this Shareholder Resolution given the first-hand observation of the then Corporate Controller of the poor quality of service, guidance and expertise provided by PricewaterhouseCoopers in regards to the company's acquisitions, and to address with the SEC the specific examples that are included in the attached resolution. If you need more examples of why PwC should be removed, I request that Huron Consulting Group contact me.

I am available to discuss the attached Shareholder Resolution with Huron Consulting Group, Inc. because I am a concerned long-term shareholder of twelve years and want to see the Company finally do the right action in regards to their independent registered public accounting firm.

Sincerely,



Wayne E. Lipski, CPA, CGMA
Former Chief Accounting Officer, Corporate Controller, Assistant Treasurer, and Company Corporate Officer for 6 Years

Attachment

Cc: James Roth, Chief Executive Officer
C. Mark Hussey, Chief Operating Officer and Chief Financial Officer
John Kelly, Chief Accounting Officer and Treasurer
Ellen Wong, Corporate Controller

APPENDIX C

DEFICIENCY LETTER

McDermott
Will & Emery

Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami
Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.
Strategic alliance with MWE China Law Offices (Shanghai)

Eric Orsic
Attorney at Law
eorsic@mwe.com
+1 312 984 7617

November 23, 2016

VIA FEDERAL EXPRESS
Wayne E. Lipski, C.P.A., C.G.M.A.

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Lipski:

This firm serves as counsel for Huron Consulting Group Inc. (the "Company"). I am writing on behalf of the Company in response to your letter to Diane Ratekin, EVP, General Counsel and Corporate Secretary, dated November 15, 2016 and requesting inclusion in the Company's proxy statement for its 2017 Annual Meeting of Stockholders of a stockholder proposal regarding the Company's engagement of an independent registered public accounting firm (the "Proposal"), which was received by the Company with such letter on November 16, 2016.

While the Company does not believe your proposal is substantively proper for inclusion in its proxy statement, the Company is obliged pursuant to Rule 14a-8 of the Rules and Regulations of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), to inform you of certain procedural and eligibility deficiencies with respect to your submission.

Our records indicate that you are not a record holder of the Company's common stock. A proponent who is not a record holder must demonstrate its ownership of a company's securities in either of two ways:

1. By providing a written statement from the record holder of the securities (usually a broker or bank) verifying that, on the date of the stockholder's submission of the proposal, the stockholder had continuously held, for at least one year, the requisite number or value of securities; or

2. By providing a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting the stockholder's ownership of the requisite number or value of shares as of or before the date on which the one-year eligibility period began, together with a written statement that the stockholder continuously held the shares for the one-year period as of date of the statement.

The submission of the Proposal was deficient since it did not include a written statement from the record holder of shares of the Company that you claim to own verifying that, at the time of

your submission of the Proposal, you had continuously held the requisite number or value of shares of the Company for at least one year preceding and including the date of your submission of the Proposal as required by Rule 14a-8(b) (a copy of Rule 14a-8 is attached to this letter as Appendix A) nor did it include the information and SEC filings referenced in paragraph 2 above. As stated in Securities Exchange Commission ("SEC") Staff Legal Bulletin No. 14F (CF), Depository Trust Company ("DTC") participants are viewed as the "record" holders of securities that are deposited at the DTC (a copy of SEC Staff Legal Bulletin No. 14F (CF) is attached to this letter as Appendix B). A proponent who is not a record holder must therefore obtain the required written statement from the DTC participant through which the proponent's securities are held. If a proponent is not certain whether its broker or bank is a DTC participant, the proponent may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the broker or bank that holds the proponent's securities is not on DTC's participant list, the proponent will need to obtain proof of ownership from the DTC participant through which its securities are held. If the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required number or value of securities had been continuously held by the proponent for at least one year preceding and including the date of submission of the proposal – with one statement from the proponent's broker or bank confirming the required ownership and one statement from the DTC participant confirming the broker or bank's ownership.

Rule 14a-8(f) provides proponents an opportunity to cure the deficiency with respect to verifying ownership of shares. Your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notification. Please send any response to my attention at McDermott Will & Emery, 227 West Monroe Street, Chicago, Illinois 60606, via facsimile to 312-984-7700 or to the e-mail address above.

Once we receive any response, the Company will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for its 2017 Annual Meeting of Stockholders. The Company reserves the right to seek relief from the SEC as appropriate.

Sincerely,



Eric Orsic

cc: Diane E. Ratekin
Attachment

DM_US 77888319-2.079849.0027

Appendix A

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your

representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (I)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (I)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (I)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (I)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Appendix B



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on

DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on

the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act

on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3]

If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by

the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

APPENDIX D

RESPONSE LETTER

Orsic, Eric

From:	Wayne Lipski *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, December 02, 2016 12:21 PM
To:	Orsic, Eric
Cc:	dratekin@huronconsultinggroup.com
Subject:	Verification of Stock Ownership For Wayne E. Lipski
Attachments:	Wayne Lipski - UBS Verification of Ownership Letter 12-1-16.pdf; Wayne Lipski - UBS Investment Statement - 9-30-16.pdf

Dear Mr. Orsic:

As requested in your letter dated November 23, 2016, I have attached a written statement from UBS, the record holder of my stock securities in Huron Consulting Group, Inc., verifying that on the date of my submission of my shareholder proposal, that I had continuously held for over one year the requisite number/value of securities. UBS Financial Securities, Inc. is a Depository Trust Company participant

I have also attached my September 30, 2016 Quarterly Investment Account Statement from UBS, which provides additional historical support/information in regards to my ownership in Huron Consulting Group, Inc. stock, including the dates that the 2,694 shares of Huron Consulting Group, Inc. stock was purchased (from October 12, 2004 through September 18, 2009).

Let me know if you need anything else, including any changes to the wording of the attached UBS Verification of Ownership Letter, in order to satisfy your verification of ownership request. If you would also like a hard copy of the UBS Verification of Ownership Letter mailed to you, let me know.

Best regards,

Wayne E. Lipski, C.P.A., C.G.M.A.

*** FISMA & OMB Memorandum M-07-16 ***



UBS Wealth Advice Center
1000 Harbor Blvd
Weehawken, NJ 07086

Tel. +1-877-827-7870
Fax +1-877-785-8404

www.ubs.com

Eric Orsic
Attorney at Law
McDermott Will & Emery
227 West Monroe Street
Chicago, IL 60606

December 1, 2016

Dear Mr. Orsic,

We verify that on November 15, 2016, Wayne Edward Lipski continuously held for over one year 2,694 shares of Huron Consulting Group, Inc. stock (symbol: HURN), with a continuous minimum total value greater than $2,000 during that time. We verify that Wayne Edward Lipski continuously held the same 2,694 shares of Huron Consulting Group, Inc. stock since September 18, 2009. We also verify that Wayne Edward Lipski continued to own the same 2,694 shares on November 16, 2016 and continuously holds the same 2,694 shares of Huron Consulting Group, Inc. stock as of today, December 1, 2016.

Best Regards,

Anthony Gallo
Sales Manager

Pages 36 through 41 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***